EXHIBIT 12.1

Michael Foods, Inc.

Computation of ratio of earnings to fixed charges

For the Periods Ended

(in thousands)

	Company	Predecessor	Company	Predecessor			2001 Predecessor
	Three months ended March 31, 2004	Three months ended March 31, 2003	One month ended December 31, 2003	Eleven months ended November 30, 2003	Year ended December 31, 2002	Nine months ended December 31, 2001	Three months ended March 31, 2001	Years ended December 31,
								2000	1999
Earnings:
Income (loss) before income taxes	$13,300	$9,609	$(7,365)	$(29,547)	$48,204	$21,815	$(9,312)	$73,600	$74,666
Add:
Fixed charges	11,380	12,403	5,103	43,530	52,355	46,045	3,692	15,315	14,514
Amortization of capitalized interest	143	143	48	524	572	429	143	572	572
Subtract:
Interest capitalized	(14)	(32)	—	(32)	—	(196)	—	(224)	(1,054)

Adjusted Earnings	$24,809	$22,123	$(2,214)	$14,475	$101,131	$68,093	$(5,477)	$89,263	$88,698

Fixed Charges:
Interest expensed and capitalized	$10,418	$11,004	$4,782	$38,057	$46,737	$40,172	$3,292	$13,715	$12,972
Interest portion of rentals	452	452	151	1,657	1,400	1,155	375	1,500	1,442
Amortization of capitalized debt expense	510	947	170	3,816	4,218	2,359	25	100	100

	$11,380	$12,403	$5,103	$43,530	$52,355	$43,686	$3,692	$15,315	$14,514

Ratio of earnings to fixed charges (1)	2.18	1.78	—	—	1.93	1.56	—	5.83	6.11

(1)	Due to the Company’s loss for the one month ended December 31, 2003, and the Predecessor’s loss for the eleven months ended November 30, 2003, and the 2001 Predecessor’s loss for the three months ended March 31, 2001, the ratio coverage in the respective periods was less the 1:1. The Company, Predecessor and the 2001 Predecessor needed to generate additional earnings of $7,317,000, $29,056,000 and $9,169,000 for the one month ended December 31, 2003, the eleven months ended November 30, 2003, and the three months ended March 31, 2001, respectively, to achieve a coverage ratio of 1:1.